Omega Healthcare Investors, Inc.
200 International Circle, Suite 3500
Hunt Valley, Maryland 21030

August 14, 2012

Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone No.: 202-551-3673
Facsimile No.: 703-813-6984
Attention: Folake K. Ayoola

Re:	Omega Healthcare Investors, Inc.
Registration Statement on Form S-4 filed July 3, 2012 and pre-effective amendment thereto filed August 11, 2012
Registration Number 333-182531

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the captioned registration statement (the “Registration Statement”), Omega Healthcare Investors, Inc. (the “Company”) and the subsidiary guarantors described in the Registration Statement (the “Subsidiary Guarantors”) hereby request that the Registration Statement be permitted to become effective on August 15, 2012 at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

In requesting acceleration of effectiveness of the Registration Statement, the Company and the Subsidiary Guarantors acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact me at (410) 427-1722 or Terrence A. Childers, Esq. at (404) 572-6820.

Omega Healthcare Investors, Inc. and the Subsidiary Guarantors

By:	/s/ Robert O. Stephenson
Robert O. Stephenson
Chief Financial Officer and Treasurer